AMERICAN SUPERCONDUCTOR CORPORATION

114 East Main St.

Ayer, MA 01432

March 6, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Jenny O’Shanick

Re:	American Superconductor Corporation
Registration Statement on Form S-3 Filed January 30, 2024 File No. 333-276766

To the addressee set forth above:

American Superconductor Corporation (the “Company”) hereby respectfully requests the withdrawal of its acceleration request letter filed as correspondence via EDGAR transmission on March 5, 2024, which requested that the Registration Statement on Form S-3 (File No. 333-276766) filed on January 30, 2024 become effective at 4:30 p.m. Washington D.C. time on March 7, 2024, or as soon as reasonably practicable thereafter. The Company is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Company hereby formally withdraws its request for acceleration of the effective date as stated above.

Sincerely,

American Superconductor Corporation

By:	/s/ John W. Kosiba, Jr.
John W. Kosiba, Jr.
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Peter N. Handrinos, Latham & Watkins LLP Wesley C. Holmes, Latham & Watkins LLP